UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission File Number: 001-42631

Emera Incorporated
(Exact name of registrant as specified in its charter)

5151 Terminal Road
Halifax NS B3J 1A1
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

This report on Form 6-K, except for Exhibit 99.1 hereto, shall be deemed to be filed and incorporated by reference in the Registration Statements (as defined herein) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

On October 3, 2025, EUSHI Finance, Inc. (the “Issuer”) completed an offering of US$750,000,000 aggregate principal amount of its 6.250% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2056 (the “Notes”). The Notes are fully and unconditionally guaranteed by Emera Incorporated (“Emera”) and Emera US Holdings Inc. (“EUSHI”, and together with Emera, the “Guarantors”). EUSHI is a direct and indirect wholly-owned subsidiary of Emera and the Issuer is a direct, wholly-owned subsidiary of EUSHI.

The Notes were sold pursuant to an underwriting agreement dated September 29, 2025 (the “Underwriting Agreement”) among the Issuer, the Guarantors and Wells Fargo Securities, LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, MUFG Securities Americas Inc., RBC Capital Markets, LLC and Scotia Capital (USA) Inc., as representatives of the several underwriters named therein. The Notes were issued pursuant to an indenture, dated as of June 18, 2024 (the “Base Indenture”), as supplemented by a  first supplemental indenture dated as of June 18, 2018 (the “First Supplemental Indenture”) and a second supplemental indenture, dated as of October 3, 2025 (the “Second Supplemental Indenture”, and together with the First Supplemental Indenture and the Base Indenture, the “Indenture”), with Equiniti Trust Company, LLC as trustee (the “Trustee”). The Notes were offered pursuant to registration statements on Form F-3 (File No. 333-290501) filed by the Issuer and EUSHI with the Securities and Exchange Commission on September 26, 2025 (the “Form F-3 Registration Statement”) and Form F-10 (File No. 333-290502) filed by Emera with the Securities Exchange Commission on September 26, 2025 (the “Form F-10 Registration Statement”, and together with the Form F-3 Registration Statement, the “Registration Statements”).

The Notes bear interest (i) from and including October 3, 2025 to but excluding April 1, 2031 (the “First Reset Date”), at the rate of 6.250% per annum and (ii) from and including the First Reset Date, during each Reset Period (as defined in the Indenture), at a rate per annum equal to the Five-year U.S. Treasury Rate (as defined in the Indenture) as of the most recent Reset Interest Determination Date (as defined in the Indenture), plus a spread of 2.509% to be reset on each Reset Date (as defined in the Indenture); provided, that the interest rate during any Reset Period will not reset below 6.250% (which equals the initial interest rate on the Notes). Interest is payable on April 1 and October 1 of each year, commencing on April 1, 2026. The Issuer may defer interest payments during one or more deferral periods for up to 20 consecutive semi-annual interest payment periods as described in the Indenture. The Notes will mature on April 1, 2056, unless earlier redeemed. The Notes are unsecured and subordinated obligations of the Issuer. The Guarantees are unsecured and subordinated obligations of the Guarantors.

The preceding is a summary of the terms of the Underwriting Agreement, the Indenture and the Notes, and is qualified in its entirety by reference to the Underwriting Agreement attached hereto as Exhibit 1.1, the Base Indenture attached as Exhibits 7.1 and 4.1 to the Form F-10 Registration Statement and the Form F-3 Registration Statement, respectively, the Second Supplemental Indenture attached hereto as Exhibit 4.1 and the form of the Notes attached hereto as Exhibit 4.2, each of which is incorporated herein by reference as though they were fully set forth herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMERA INCORPORATED

Date: October 3, 2025	By:	/s/ Brian C. Curry
Name: Brian C. Curry
Title: Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description
1.1	Underwriting Agreement, dated September 29, 2025, between the Issuer, the Guarantors and the underwriters party thereto
4.1	Second Supplemental Indenture relating to the 6.250% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2056, dated as of October 3, 2025, among the Issuer, the Guarantors and Equiniti Trust Company, LLC., as trustee
4.2	Form of Global Note representing the 6.250% Fixed-to-Fixed Reset Rate Junior Subordinated Notes (included in Exhibit 4.1)
5.1	Opinion of Davis Polk & Wardwell LLP, as to the validity of the 6.250% Fixed-to-Fixed Reset Rate Junior Subordinated Notes
23.1	Consent of Davis Polk & Wardwell LLP (included in Exhibit 5.1)
99.1	Emera Incorporated Media Release dated October 3, 2025